STATEMENT OF FINANCIAL CONDITION

Colliers Securities LLC
(Formerly known as Dougherty & Company LLC)
December 31, 2020
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21937 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                       MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Colliers Securities LLC**

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**90 South Seventh Street Suite 4300**
(No. and Street)

| Minneapolis | MN | 55402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Steichen (612) 376-4060
                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**RSM US LLP**
(Name – *if individual, state last, first, middle name*)

| 801 Nicollet Mall Suite 1100 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Thomas Steichen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colliers Securities LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

General Counsel
Title

[signature]
Notary Public

CHRISTINE M NELSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/25

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Colliers Securities LLC

# Statement of Financial Condition

December 31, 2020

**Contents**



RSM

RSM US LLP

## Report of Independent Registered Public Accounting Firm

To the Managers of Colliers Mortgage Holdings LLC and Member
of Colliers Securities LLC (formerly known as Dougherty & Company LLC)

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Colliers Securities LLC (formerly known as Dougherty & Company LLC) (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 8, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Colliers Securities LLC

Statement of Financial Condition

December 31, 2020

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,745,827 |
| Receivable from clearing firm (note 2) | | 8,613,169 |
| Receivables from related parties, net of allowance for credit losses | | |
| of $7,857 (notes 2 & 6) | | 770,564 |
| Other receivables, net of allowance for credit losses of $757,571 (note 2) | | 1,047,947 |
| Securities owned, pledged to creditors (notes 4 & 11) | | 9,940,350 |
| Other investments (note 4) | | 135,548 |
| Furniture and equipment, net of $454,429 in accumulated | | |
| depreciation (note 12) | | 18,912 |
| Operating lease - right-of-use assets (note 7) | | 334,370 |
| Prepaid expenses and other assets | | 693,353 |
| Goodwill (note 5) | | 940,000 |
| Intangible assets, net of $72,912 in accumulated amortization (note 5) | | 137,088 |
| Total assets | $ | 26,377,128 |

Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Securities sold, not yet purchased (notes 4 & 11) | $ | 47,040 |
| Payables to related parties (note 6) | | 505,525 |
| Lease liabilities (note 7) | | 329,887 |
| Accrued compensation and benefits | | 6,139,085 |
| Accounts payable and other liabilities | | 349,591 |
| Total liabilities | | 7,371,128 |
| Member's equity | | 19,006,000 |
| Total liabilities and member's equity | $ | 26,377,128 |

See accompanying notes to statement of financial condition.

# Colliers Securities LLC

## Notes to Statement of Financial Condition

## December 31, 2020

### 1. Organization

Colliers Securities LLC ("the Company"), formerly known as Dougherty & Company LLC, is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB").

The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States. The Company was owned 100% by Dougherty Financial Group LLC ("DFG") until May 29, 2020, at which time DFG and its owners sold 80.14% of their interest in DFG to Colliers International Holdings (USA), Inc. ("CIH"). Concurrently, Colliers Mortgage Holdings LLC ("CMH") was established as the sole member of the Company. CIH did not elect to push down the effects of the acquisition to the Company's financial statements and therefore, no change in reporting entity occurred at the acquisition date.

The Company clears all customer and proprietary trades through another broker-dealer, National Financial Services LLC ("the Clearing Firm"), on a fully disclosed basis. The Company operates under the provisions of SEC Rule 15c3-3(k)(2)(ii) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Additionally, the Company also engages in other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 including: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Notes to Statement of Financial Condition (continued)

2. **Summary of Significant Accounting Policies**

The following is a summary of significant accounting policies followed by the Company:

*Cash and Cash Equivalents*

Cash and cash equivalents include cash and investments in money market mutual funds. Actively traded money market mutual funds are measured at their net asset value, which approximates fair value.

*Securities Transactions*

Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices, or amounts that approximate quoted prices for securities of comparable quality, maturity, and interest rate.

The Company accounts for commissions and clearing costs related to customer transactions on a trade-date basis.

*Other Investments*

Other investments are recorded on a trade-date basis and valued at fair value. Fair value of warrants obtained from underwritings is based on quoted market prices or the Black-Scholes-Merton model, which utilizes the contract terms, the underlying equity price, and a measure of volatility in arriving at the investment's fair value.

*Revenue Recognition*

Investment Banking and Underwriting – Investment banking and underwriting revenues, which include gains, losses, underwriting fees, management fees, remarketing fees, and advisory fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. The Company's performance obligation is generally satisfied at a point in time upon the completion of a financing or underwriting arrangement, closing of a strategic transaction, or some other defined outcome. At this time, the Company has transferred control of the promised service and the customer obtains control.

Notes to Statement of Financial Condition (continued)

**2. Summary of Significant Accounting Policies (continued)**

Commissions – Commission revenues, which include commissions received from customers for the execution of brokerage transactions in fixed income and equity securities, are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. Commission revenues also include commissions received from an affiliate from the sale of loan participations in loans originated by the affiliate, which are recognized at a point in time once the affiliate accepts the sale order and closes the loan.

Principal Transactions – Revenues from principal transactions, which include trading gains and losses and changes in the fair value of long and short security positions held, are recorded on a trade-date basis.

Other Income –Adviser management fees are generally earned based on a percentage of customer assets under management and are recognized over time as the services are provided. Fees from affiliates for providing loan origination and mortgage banking services are recognized at a point in time when the transaction closes.

Practical Expedients - The Company has applied the practical expedient under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* ("ASC 606"), that permits for the non-disclosure of the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Contract Balances – Receivables from contracts with customers were approximately $1,271,000 at January 1, 2020 and $1,643,000 at December 31, 2020, and were reported on the statement of financial condition as follows: $242,000 at January 1, 2020 and $261,000 at December 31, 2020 included in receivable from clearing firm; $314,000 at January 1, 2020 and $340,000 at December 31, 2020 included in receivables from related parties; and $715,000 at January 1, 2020 and $1,042,000 at December 31, 2020 included in other receivables, which is reported on the statement of financial condition net of a $757,571 allowance for credit losses.

*Furniture and Equipment*

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line or accelerated methods over the estimated useful lives of three to seven years.

Notes to Statement of Financial Condition (continued)

2. **Summary of Significant Accounting Policies (continued)**

*Fair Value of Financial Instruments*

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature and based on market interest rates available to the Company at December 31, 2020, approximate current fair value.

*Goodwill and Intangible Assets*

In accordance with ASC Topic 805, *Business Combinations* ("ASC 805"), the Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates.

Indefinite-life intangible assets and goodwill are not amortized, but are subject to impairment testing on an annual basis or more often if events or circumstances indicate there may be impairment. An impairment loss is recognized if the carrying value exceeds its fair value.

Identifiable intangible assets are amortized over their estimated useful lives on a straight-line basis and are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

*Income Taxes*

The Company is treated as a disregarded entity for tax purposes and is not subject to income taxes as a separate entity. The taxable income or loss of the Company is reportable for tax purposes by CMH. Accordingly, no tax provision is reflected in the Company's statement of financial condition.

The Company applies accounting guidance as codified in Financial Accounting Standards Board ("FASB") ASC Topic 740, *Income Taxes*, regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position.

The Company has determined there are no material uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

2. **Summary of Significant Accounting Policies (continued)**

*Use of Estimates*

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. **Recent Accounting Pronouncements**

*Leases*

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842),* ("ASU 2016-02"), which supersedes the leasing guidance in Topic 840, Leases. ASU 2016-02 requires lessees to recognize a right-of-use ("ROU") asset and lease liability on the statement of financial condition for all leases with terms longer than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP.

*Financial Instruments – Credit Losses*

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 include notes receivable from employees and officers included in receivables from related parties, receivable from clearing firm and contract receivables included in other receivables on the Company's statement of financial condition.

The Company adopted ASU 2016-13 on January 1, 2020 on a prospective basis with no material adjustment to the opening balance in retained earnings. The Company utilizes the loss-rate method for measuring future credit losses. As a result, the Company has recorded expected credit losses of $757,571 included in other receivables and $7,857 included in receivables from related parties on the statement of financial condition as of December 31, 2020.

Notes to Statement of Financial Condition (continued)

### 3. Recent Accounting Pronouncements (continued)

*Goodwill*

In January 2017, the FASB issued amended guidance to simplify the subsequent measurement of goodwill, eliminating "Step 2" from the goodwill impairment test (ASU 2017-04). In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination.

Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company adopted this simplification guidance for the year ended December 31, 2020 and there was no material impact on the Company's statement of financial condition.

### 4. Fair Value Measurements

The Company applies fair value measurements in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

4.  **Fair Value Measurements (continued)**

The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurements
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs, including the Company's own assumptions, that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 2 financial instruments typically include municipal bonds, corporate bonds, U.S. government agency bonds, or floaters.

Valuation of Level 2 instruments uses observable inputs in pricing the assets. Inputs and methods that are used in determining the fair value of the Company's Level 2 instruments may include the original transaction price, yield analyses, and/or benchmarking to similar instruments.

Level 3 financial instruments typically include certain municipal bonds, warrants, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and reflects management's own assumptions about the assumptions that market participants would use in pricing the asset.

Inputs and methods that are used in determining the fair value of the Company's Level 3 instruments may include the original transaction price, yield analyses, Black-Scholes-Merton model, benchmarking to similar instruments, discounts due to market illiquidity, and/or the present value of expected future cash flows.

# Colliers Securities LLC

## Notes to Statement of Financial Condition (continued)

### 4. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Cash equivalents:** | | | | |
| Money market funds | $ 3,306,513 | $ - | $ - | $ 3,306,513 |
| Total | $ 3,306,513 | $ - | $ - | $ 3,306,513 |
| | | | | |
| **Securities owned:** | | | | |
| Municipal securities | $ - | $ 9,852,723 | $ - | $ 9,852,723 |
| Corporate debt securities | - | 83,882 | - | 83,882 |
| U.S. government and government agency securities | - | 3,745 | - | 3,745 |
| Total | $ - | $ 9,940,350 | $ - | $ 9,940,350 |
| | | | | |
| **Other investments:** | | | | |
| Warrants | $ - | $ 1,048 | $ 134,500 | $ 135,548 |
| Total | $ - | $ 1,048 | $ 134,500 | $ 135,548 |
| | | | | |
| **Securities sold, not yet purchased:** | | | | |
| Corporate debt securities | $ - | $ 47,040 | $ - | $ 47,040 |
| Total | $ - | $ 47,040 | $ - | $ 47,040 |

As of December 31, 2020, Level 3 securities comprise warrant investments valued using the Black-Scholes-Merton model. The significant unobservable input used in the fair value measurement is a liquidity discount of 25%. The observable inputs used in the Black-Scholes-Merton calculation include stock price, warrant expiration date, risk-free rate, and standard deviation.

5. **Goodwill and Identifiable Intangible Assets**

On March 7, 2017, the Company completed the acquisition of Cronin & Co., Inc. ("Cronin"), a privately held broker-dealer focused on municipal bonds and other fixed income securities. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805.

In conjunction with the acquisition of Cronin, the Company recorded $210,000 in net identifiable intangible assets, consisting solely of customer relationships, and $940,000 of goodwill arising from operational synergies and the reputation and expertise of Cronin in the high-grade municipal bond market. In accordance with ASC 805, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. The Company completed its annual goodwill impairment testing as of September 30, 2020, with no impairment identified.

6. **Related Parties**

Included in receivables from related parties at December 31, 2020, was $349,281 in interest-bearing and non-interest-bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives. Such advances are generally amortized into employee compensation over the life of the note, which is typically one to eight years, using the straight-line method. These notes typically become due and payable in the event that the investment executives' employment terminates.

The Company has contracted with entities affiliated through common ownership to receive and provide certain administrative and professional services. At December 31, 2020, the Company had non-interest-bearing receivables from other affiliates of $421,283 that is included in receivables from related parties and non-interest-bearing payables to related parties totaling $505,525.

The Company has contracted with an affiliate to sell participations in loans originated by the affiliate. For the period of January 1, 2020 through May 31, 2020, the Company was party to an expense-sharing agreement with DFG and affiliates that describes the allocation methodology for vendor services and certain back office services that are shared among such affiliates.

Additionally, effective starting June 1, 2020 the Company is party to an expense-sharing agreement with CMH and affiliates that describes the allocation methodology for vendor services and certain back office services that are shared amongst such affiliates.

## 7. Leases

The Company's lease agreements primarily cover office facilities and equipment and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire in 2021 and 2025 and may include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

For leases with terms greater than twelve months, right-of-use assets and lease liabilities are recognized at the lease commitment date based on the present value of the future lease payments over the lease term. Such leases do not have readily determinable interest rates implicit in the lease, so the discount rate used to determine the present value of lease payments is the Company's incremental borrowing rate available to the Company.

Leases with an initial term of twelve months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

For the period of January 1, 2020 through May 31, 2020, DFG leased office space under a long-term agreement, a portion of which was made available to the Company through an expense sharing agreement.

For the period of June 1, 2020 through December 31, 2020, CMH leases office space under a long-term agreement, a portion of which is made available to the Company through an expense sharing agreement.

Colliers Securities LLC

Notes to Statement of Financial Condition (continued)

8. **Commitments and Contingencies**

The Company promptly transmits all customer funds and securities to the Clearing Firm, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2020, and have subsequently settled, had no material effect on the statement of financial condition.

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition of the Company.

There are current uncertainties in the economy related to the COVID-19 outbreak that emerged in early 2020, which have led to increased market volatility. The period over which such volatility will persist, as well as any longer term adverse effects on the world economies and markets, is difficult to predict as the situation is still evolving. The Company's revenues and results for the next financial year may continue to be impacted by COVID-19, and the extent of such impact will depend on how long the pandemic continues and other factors, including effect on world economies and markets.

**9. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. At December 31, 2020, the Company had net capital of $14,572,405, which was $14,207,905 in excess of its minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

**10. Retirement Plan**

CMH has a 401(k) and profit-sharing plan in which all eligible employees of the Company may participate. The Company's retirement plan payable at December 31, 2020 was $518,616, which is included in accrued compensation and benefits on the statement of financial condition.

**11. Financial Instruments with Off-Balance Sheet Risk**

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities owned held at the Clearing Firm collateralize securities sold, not yet purchased and amounts payable to the Clearing Firm and may serve to satisfy margin requirements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

Notes to Statement of Financial Condition (continued)

## 12. Furniture and Equipment

The following is a schedule of furniture and equipment as of December 31, 2020:

|  | Cost | Accumulated Depreciation | Net Fixed Assets |
|---|---|---|---|
| Furniture | $ 195,807 | $ 185,649 | $ 10,158 |
| Equipment | 219,494 | 212,159 | 7,335 |
| Other | 58,040 | 56,621 | 1,419 |
|  | $ 473,341 | $ 454,429 | $ 18,912 |

## 13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's statement of financial condition was issued.